SCHEDULE 14A INFORMATION

_____

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ⊠

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement
☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
⊠   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to § 240.14a-12

DIGITAL VIDEO SYSTEMS, INC.
(Name of Registrant as Specified in Its Charter)

⊠   No fee required.
☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      (1)   Title of each class of securities to which transaction applies:
      (2)   Aggregate number of securities to which transaction applies:
      (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
      (4)   Proposed maximum aggregate value of transaction:
      (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)   Amount Previously Paid:
      (2)   Form, Schedule or Registration Statement No.:
      (3)   Filing Party:
      (4)   Date Filed:

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 19, 2003

To the Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders (the "**Annual Meeting**") of Digital Video Systems, Inc., a Delaware corporation ("**DVS**"), will be held on Friday, December 19, 2003 at 2:00 p.m., local time, at the offices of Burr, Pilger & Mayer LLP, located at 600 California Street, Suite 1300, San Francisco, California 94108 for the following purposes:

1. To elect six directors to serve for the ensuing year or until their successors are duly elected.

2. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting.

Only holders of record of DVS common stock at the close of business on November 17, 2003, the record date, are entitled to vote on the matters listed in this Notice of Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy card.


By Order of the Board of Directors
of Digital Video Systems, Inc.

Douglas T. Watson
Chief Executive Officer


Palo Alto, California
November 17, 2003

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE.

DIGITAL VIDEO SYSTEMS, INC.

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PROXY STATEMENT
FOR
2003 ANNUAL MEETING OF STOCKHOLDERS

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PROCEDURAL MATTERS

General

This Proxy Statement is being furnished to holders of common stock, par value $0.0001 per share, of Digital Video Systems, Inc., a Delaware corporation ("**DVS**"), in connection with the solicitation of proxies by the Board of Directors of DVS for use at the Annual Meeting of Stockholders (the "**Annual Meeting**") to be held on Friday, December 19, 2003 at 2:00 p.m., local time, and at any adjournment or postponement thereof for the purpose of considering and acting upon the matters set forth herein. The Annual Meeting will be held at the offices of Burr, Pilger & Mayer, located at 600 California Street, Suite 1300, San Francisco, California 94108. The telephone number at that location is (415) 421-5757.

This Proxy Statement, the accompanying form of proxy card and our Annual Report on Form 10-K, as amended, are first being mailed on or about November 21, 2003 to all holders of common stock entitled to vote at the meeting.

Stockholders Entitled to Vote; Record Date

Only holders of record of DVS common stock at the close of business on November 17, 2003 (the "**Record Date**") are entitled to notice of and to vote at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of common stock held as of the Record Date on all matters properly submitted for the vote of stockholders at the Annual Meeting. As of the record date, there were **8,724,933** shares of DVS common stock outstanding and entitled to vote at the Annual Meeting. No shares of preferred stock were outstanding. For information regarding security ownership by management and by the beneficial owners of more than 5% of DVS common stock, see "Share Ownership by Principal Stockholders and Management."

Quorum; Required Vote

The presence of the holders of a majority of the shares entitled to vote generally at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such holders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card. A plurality of the votes duly cast is required for the election of directors.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum of shares is present at a meeting; however, broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Voting

Voting by attending the meeting. A stockholder may vote his or her shares in person at the Annual Meeting. A stockholder planning to attend the meeting should bring proof of identification for entrance to the meeting.

Voting by proxy card. All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors. If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting. Any proxy card given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. A proxy card may be revoked (1) by filing with the Chief Executive Officer of DVS, at or before the taking of the vote at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting in person. Any written notice of revocation or subsequent proxy card must be received by the Chief Executive Officer of DVS prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Chief Executive Officer of DVS or should be sent so as to be delivered to Digital Video Systems, Inc., 430 Cambridge Avenue, Suite #110, Palo Alto, CA 94306, Attention: Chief Executive Officer.

Voting by brokers. If a stockholder holds shares through a broker and, according to DVS's stock records, is not the registered holder of the shares, then such stockholder must instruct its broker to vote its shares according to procedures set forth by such broker. DVS will not count votes represented by such shares unless they are cast by the broker as the holder of record.

Expenses of Solicitation

DVS will bear all expenses of this solicitation, including the cost of preparing and mailing the proxy materials. DVS may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of common stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Our directors, officers and employees may also solicit proxies in person or by telephone, letter, email, telegram, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Procedure for Submitting Stockholder Proposals

Requirements for stockholder proposals to be considered for inclusion in our proxy material. Stockholders may present proper proposals for inclusion in the proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to the Chief Executive Officer of DVS in a timely manner. In order to be included in the proxy materials for the 2004 Annual Meeting of Stockholders, stockholder proposals must be received by the Chief Executive Officer of DVS no later than December 31, 2003, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934 (the "**Exchange Act**").

Requirements for stockholder proposals to be brought before an annual meeting. In addition, if a stockholder intends to submit a proposal at the 2004 Annual Meeting of Stockholders which is not submitted in time to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting, the stockholder must give timely notice to DVS of its proposal. To be timely, notice by a stockholder must be received by the Chief Executive Officer of DVS no later than April 1, 2004 and shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address, as they appear on DVS's books, of the stockholder proposing such business; (iii) the class and number of shares of DVS stock that are beneficially owned by the stockholder; (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

Such proposals should be hand delivered to the Chief Executive Officer of DVS or should be sent so as to be delivered to Digital Video Systems, Inc., 430 Cambridge Avenue, Suite #110, Palo Alto, CA 94306, Attention: Chief Executive Officer.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Our Board of Directors is currently comprised of seven members. Each current director will serve in office until the Annual Meeting. Following our Annual Meeting, our Board of Directors will be comprised of six members. A director serves in office for a term of one year and until his or her respective successor is duly elected and qualified or until his or her earlier death or resignation.

Nominees for Directors

The Board of Directors has nominated three individuals for election as directors and three directors for re-election by our stockholders. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the election and re-election of the directors listed below. We expect that each director will accept such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy.

Required Vote

The six nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected as directors, whether or not such affirmative votes constitute a majority of the shares voted. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business, but they have no legal effect under Delaware law.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES
LISTED BELOW.**

Information Regarding Nominees

The following table sets forth the name of and certain information concerning each nominee.

Name	Age	Current Position	Director Since
Dr. Edmund Y. Sun	54	Chief Technology Officer and Co-Chairman of the Board	1992
Pratap K. Kondamoori	43	Co-Chairman of the Board	2003
Douglas Watson	51	Chief Executive Officer and Director	1998
John Fuller	59	Director	2002
Venkatapathi N. Rayapati	41	Director	2003
Grover Wickersham	55	Director	--

There are no family relationships among the directors or executive officers of DVS.

Dr. Edmund Y. Sun founded DVS in 1992 and has served as a director since that time and has served as our Chief Technical Officer since June 1998. Dr. Sun is also the Chief Technology Officer of MobileTouch, Inc. a subsidiary of DVS. Dr. Sun also served as Chairman of the Board of Directors of DVS from 1992 to March 2002. From October 1992 to June 1998, Dr. Sun served as our Chief Executive Officer and from October 1992 to May 1996, he served as our President. Dr. Sun founded C-Cube Microsystems Inc., a public company involved in the development of full-color still and motion picture compression technology, and served as its Chief Executive Officer from March 1989 to September 1991, and Chairman of the Board of Directors from August 1988 until April 1993. Dr. Sun was also previously a founder, Vice President and Chief Technical Officer of Weitek Corporation, a public company involved in high-speed three-dimensional shaded graphics systems and the use of high speed chips in various computer applications. Dr. Sun is a director of CSS Laboratories Inc., a privately held computer hardware company, and founder of Jeecom, Inc., an enterprise level software company working in partnership with DVS. Dr. Sun has a Ph.D. in Applied Physics and an M.S. in Electrical Engineering from California Institute of Technology, and a B.S. in Electrophysics from National Chiao-Tung University in Taiwan.

Pratap K. ("Bob") Kondamoori has served as a director since June 2003. He has over twenty years of digital video, semiconductor and telecommunications experience. Since 2000, Mr. Kondamoori has served as a partner at Charter Ventures, and has served as the Chairman and Chief Executive Officer of Xalted Networks, Inc., a private company providing broadband access technologies since 1999. Prior to Xalted, Mr. Kondamoori served in executive roles with Ramp Networks (acquired by Nokia) from January 1999 to June 2000, and with NEC America from May 1991 to August 1992. From its inception in 1968 and until 1998, Mr. Kondamoori served as the President, Chief Executive Officer and Chairman of the Board of Directors of NUKO Information Services, Inc. a public company that developed, marketed and sold networking products. In April 1998, NUKO Information Services, Inc. filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California, San Jose Division. Mr. Kondamoori also serves on the Boards of Directors of Maple Optical Networks (USA), Xalted Networks, Inc., and Cradle Technologies (USA), a spinoff from the semiconductor company Cirrus Logic. In addition, Mr. Kondamoori holds advisory roles with Minerva Networks and Euclid Networks.

Douglas Watson has served as a director since November 1998. Mr. Watson began serving as our Chief Executive Officer in February 2002. Mr. Watson also served as a member of the Executive Committee from November 1998 to March 2002. Prior to joining DVS, Mr. Watson served as President and Chief Executive Officer of Astoria Metal Corporation (AMC), a ship repair and dismantling firm which he founded in 1992, that currently has operations in San Francisco and Long Beach, California.

John M. Fuller has served as a director since May 2002. Mr. Fuller has been President of Pantechnicon Aviation Ltd., a privately-held aircraft charter and leasing business from March 1997 to the present. Prior to becoming President, Mr. Fuller served on the Board of Directors of Pantechnicon while employed with TECOP International, an international aerospace market development company. For nearly 20 years prior to becoming President of Pantechnicon, Mr. Fuller held various marketing and operations positions in the aerospace industry. Mr. Fuller received an M.B.A. from the Harvard Business School and an A.B. in Economics from the University of California, Berkeley.

Venkatapathi N. Rayapati has served as a director since June 2003. Since October 2002 Dr. Rayapati served as the Chief Technology Officer and Chief Operating Officer of Xalted Networks, Inc., a private company providing broadband access technologies. Dr. Rayapati has over twenty years of experience in semiconductor design, audio and video data compression/transmission. Before joining Xalted in September 2003, Dr. Rayapati served as Chief Technology Officer at Lucent Broadband from May 2000 to August 2002, heading up the Lucent Stinger access business. In July 1999, he co-founded PortalPlayer, the first developer of fully integrated chipsets for digital music consumer products, such as Apple's iPod. Dr. Rayapati held senior technical positions at Nortel Networks from June 1994 to February 1996, at National Semiconductor as, Chief Architect, from December 1997 to August 1999, and at AMD from February 1996 to December 1997. He is a Director of Zarlink Semiconductor and advisor to Mitel Systems. He holds two Ph.D. degrees in engineering from the India Institute of Technology and from the University of Montreal, respectively.

Grover T. Wickersham is a director nominee. From July 1986 to the present, Mr. Wickersham has been the principal shareholder in the law firm of Grover T. Wickersham, P.C., Palo Alto, California, a corporate securities law firm. Mr. Wickersham received a J.D. from the University of California, Hastings College of the Law and an MBA from Harvard University.

Board Meetings and Committees

During 2002, the Board of Directors held eight (8) meetings (including regularly scheduled and special meetings), and no incumbent directors attended fewer than 75% of the total number of meetings of the Board of Directors and the committees, if any, of which he was a member.

The Board of Directors currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating Committee.

Audit Committee. The Audit Committee, which met once in 2002, is primarily responsible for approving the services performed by our independent auditors, for reviewing and evaluating DVS's accounting principles and its systems of internal accounting controls, as well as other matters which may come before it or as directed by the Board. The Audit Committee currently consists of Messrs. Abbott, Fitchey and Fuller.

Compensation Committee. The Compensation Committee, which met one time in 2002, reviews and approves the compensation and benefits for our executive officers, administers DVS's stock plans (including making grants of options to executive officers under our stock option plans) and performs such other duties as may from time to time be determined by the Board. The Compensation Committee currently consists of Messrs. Abbott and Fuller.

Nominating Committee. The Nominating Committee was formed in March 2002 and is authorized to seek, evaluate and recommend qualified candidates to the Board of Directors for appointments to fill vacancies on the Board or for election at DVS's annual meetings. The Nominating Committee will consider qualified candidates to the Board of Directors recommended by DVS security holders if recommendations are received in writing by the Nominating Committee. Recommendations should be mailed to the attention of the Nominating Committee at DVS's principal offices in Palo Alto, California. The Nominating Committee currently consists of Messrs. Abbott and Fitchey.

Director Compensation

Non-employee directors are entitled to receive approximately $1200 per Board meeting as compensation for serving on the Board of Directors, and are entitled to participate in DVS's 2002 Director Option Plan and receive grants of options thereunder to purchase shares of DVS common stock. Pursuant to the terms of the DVS 2002 Director Option Plan, each non-employee director is automatically granted an option to purchase 30,000 shares of common stock upon appointment or election to the Board of Directors and an option to purchase 10,000 shares of common stock on January 1 of each year thereafter, if on such dates he or she is then a non-employee director and has served on our Board of Directors for at least the preceding six (6) months. All options granted under the DVS 2002 Director Option Plan vest as a rate of 25% every six (6) months.

EXECUTIVE OFFICER COMPENSATION AND OTHER MATTERS

Summary Compensation Table

The following table sets forth certain information concerning total compensation received by our Chief Executive Officer and each of our four most highly compensated executive officers during the last year (the "**Named Officers**") for services rendered to DVS in all capacities for the three years ended December 31, 2002. No other executive officer received more than $100,000 in total compensation during the last fiscal year.

| | | Annual Compensation | | Long-Term Compensation Awards |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Number of Shares Underlying Options (1)
Douglas Watson	2002	106,817(2)	0	175,000(3)
Chief Executive Officer	2001	75,700(4)	0	75,000(5)
	2000	43,000(4)	0	0
Robert Baker	2002	131,676(6)	0	99,625
Chief Financial Officer	2001	32,400(7)	0	0
	2000	45,423(8)	0	0

(1) The compensation described in this table does not include medical insurance, retirement benefits and other benefits received by the foregoing executive officers which are available generally to all employees of DVS and certain perquisites and other personal benefits received by the foregoing executive officers of DVS, the value of which did not exceed the lesser of $50,000 or 10% of the executive officer's cash compensation in the table.

(2) Includes $33,900 paid to Mr. Watson for his services as a consultant to DVS from January 2002 until he began serving as DVS's Chief Executive Officer in February 2002.

(3) Includes a warrant to purchase 100,000 shares of DVS common stock at an exercise price of $1.34 per share and an option to purchase 75,000 shares of DVS common stock an exercise price of $1.34 per share.

(4) Represents compensation paid to Mr. Watson for his services as a consultant to DVS.

(5) Includes a warrant to purchase 75,000 shares of DVS common stock at an exercise price of $2.75 per share.

(6) Includes $42,739 paid to Mr. Baker for his services as a consultant to DVS from January 2002 through May 2002. Mr. Baker began serving as DVS's Chief Financial Officer in June 2002. Also includes $34,437 paid to Mr. Baker for his services as a consultant to DVS during fiscal 2001. Mr. Baker resigned as Chief Financial Officer of DVS in August 2003, but continues to serve as an employee of DVS.

(7) Represents compensation paid to Mr. Baker for his services as a consultant to DVS.

(8) Represents $27,923 paid to Mr. Baker for his services as Chief Financial Officer of DVS from January 2000 through April 2000. An additional $17,500 was paid to Mr. Baker for his services as a consultant to DVS during fiscal 2000.

Option Grants in Last Year

The following table sets forth, as to the Named Officers, information concerning stock options granted during the year ended December 31, 2002.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Year(1)	Exercise Price Per Share	Expiration Date	5%	10%
Douglas T. Watson	75,000	5.77	$1.34	7/08/2012	$63,204	$160,171
	100,000(2)	7.70	$1.34	7/08/2007	$84,272	$213,561
Robert Baker	99,625	7.67	$1.30	7/30/2012	$81,450	$206,410

(1) Percentages are based on a total of 1,298,203 shares underlying options and warrants granted to employees in fiscal 2002, of which 848,203 shares underlie options and 450,000 shares underlie warrants.
(2) Represents a warrant to purchase 100,000 shares of DVS common stock at an exercise price of $1.34 per share.

Option Exercises and Holdings

The following table sets forth, as to the Named Officers, certain information concerning the number of shares acquired upon exercise of stock options during the last fiscal year and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2002. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of DVS's common stock as of December 31, 2002.

Aggregated Option Exercises in Last Year
And Year-End Option Values

			Number of Shares Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-The-Money Options at Year-End($)(1)	
Name	Shares Acquired on Exercise(#)	Value Realized($)(2)	Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas T. Watson	0	--	227,530(3)	65,327(4)	$90,187(5)	$46,313(6)
Robert Baker	0	--	40,125(7)	59,500(8)	$32,902(7)	$48,780(8)

(1) Fair market value of DVS common stock at the fiscal year-end ($2.12 on the last reported sale price on December 31, 2002 minus the exercise price).
(2) Fair market value of DVS common stock on the date of exercise minus the exercise price.
(3) Includes 75,000 vested shares underlying a warrant to purchase DVS common stock at an exercise price of $2.75 per share; 100,000 vested shares underlying a warrant to purchase DVS common stock at an exercise price of $1.34 per share; 14,286 vested shares underlying an option to purchase DVS common stock at an exercise price of $4.82 per share; 22,619 vested shares underlying an option to purchase DVS common stock at an exercise price of $3.85 per share; and 15,625 vested shares underlying an option to purchase DVS common stock an exercise price of $1.34 per share.
(4) Includes 5,952 unvested shares underlying an option to purchase DVS common stock at an exercise price of $3.85 per share and 59,375 unvested shares underlying an option to purchase DVS common stock at an exercise price of $1.34 per share.
(5) Includes 100,000 vested shares underlying a warrant to purchase DVS common stock at an exercise price of $1.34 per share and 15,625 vested shares underlying an option to purchase DVS common stock at an exercise price of $1.34 per share.
(6) Includes 59,375 unvested shares underlying an option to purchase DVS common stock at an exercise price of $1.34 per share.
(7) Includes 40,125 vested shares underlying an option to purchase DVS common stock at an exercise price of $1.30 per share.

(8) Includes 59,500 unvested shares underlying an option to purchase DVS common stock at an exercise price of $1.30 per share.

SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of DVS common stock as of November 17, 2003 for the following: (1) each person or entity who is known by DVS to own beneficially more than 5% of the outstanding shares of DVS common stock; (2) each of our directors; (3) each of our Named Officers; and (4) all directors and executive officers of DVS as a group.

Name	Common Stock Beneficially Owned	Percentage Beneficially Owned(1)
5% Stockholders		
Glenbrook Capital, L.P.	747,372(2)	8.3%
Officers and Directors		
Ande Abbott	48,929(3)	*
Dr. Edmund Y. Sun	758,983(4)	8.40%
Cary Fitchey	64,583(5)	*
Grant Jasmin(6)	105,500(7)	1.20%
Douglas Watson	272,545(8)	3.03%
John Fuller	117,750(9)	1.34%
In Baik Jeon(10)	0	*
Robert Baker	141,708(11)	1.60%
Venkatapathi Naidu Rayapati(12)	71,428(13)	*
Pratap K. Kondamoori(14)	225,859(15)	2.55%
Grover T. Wickersham	1,103,898(16)	12.04%
All executive officers and directors as a group (11 persons)	2,911,183	32.26%

---

* Less than one percent of the outstanding common stock.

1) Based on 8,724,933 shares outstanding as of November 17, 2003.

2) Includes 280,357 shares issuable upon exercise of warrants that are outstanding within 60 days of November 17, 2003. Grover T. Wickersham and Glenbrook Capital Management are the general partners of Glenbrook Capital , L.P. and exercise joint investment and voting control.

3) Includes 48,929 shares of common stock issuable upon exercise of outstanding options within 60 days of November 17, 2003.

4) Includes 312,687 shares of common stock issuable upon exercise of outstanding warrants within 60 days of November 17, 2003.

5) Includes 57,500 shares of common stock issuable upon exercise of outstanding options and warrants within 60 days of November 17, 2003.

6) Grant Jasmin resigned from the Board of Directors in June 2003.

7) Includes 50,000 shares of common stock issuable upon exercise of outstanding warrants within 60 days of November 17, 2003.

8) Includes 272,545 shares of common stock issuable upon exercise of outstanding options and warrants within 60 days of November 17, 2003.

9) Includes 27,500 shares of common stock issuable upon exercise of outstanding options within 60 days of November 17, 2003. Includes 50,250 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of November 17, 2003.

10) In Baik Jeon resigned from the Board of Directors in June 2003.

11) Includes 101,583 shares of common stock issuable upon exercise of outstanding options and warrants within 60 days of November 17, 2003. Includes 25,125 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of November 17, 2003.

12) Venkatapathi Naidu Rayapati was appointed to the Board of Directors in June 2003.

13) Includes 35,714 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of November 17, 2003.

14) Pratap K. Kondamoori was appointed to the Board of Directors in June 2003.

15) Includes 71,428 shares of common stock issuable upon the exercise of outstanding warrants within 60 days of November 17, 2003. Includes 75,000 shares of common stock issuable upon exercise of outstanding warrants within 60 days of November 17, 2003.

16) Includes: (i) 467,015 shares of common stock owned by Glenbrook Capital, L.P., a limited partnership of which Mr. Wickersham is one of two general partners; (ii) 52,400 shares of common stock owned by Grover T. Wickersham, P.C., the law firm of which Mr. Wickersham is the principal shareholder; (iii) 77,142 shares of common stock owned by The Grover T. Wickersham, P.C. Employee Profit Sharing Plan, of which Mr. Wickersham serves as the Trustee acting for the benefit of past and current employees; (iv) 2,500 shares of common stock owned by The Wickersham Children's Trust, of which Mr. Wickersham serves as the Trustee for the benefit of his children; and (v) 38,571 shares of common stock owned jointly with his wife as community property. In addition, the following shares issuable upon exercise of warrants that are exercisable within 60 days of November 17, 2003 are included in the total number of shares beneficially owned: (vi) 280,357 warrants owned by Glenbrook Capital, L.P., (vii) 38,571 warrants owned by Mr. and Mrs. Wickersham as community property; and (viii) 127,142 warrants owned by The Grover T. Wickersham, P.C. Employee Profit Sharing Plan. Mr. Wickersham has voting and investment control over all such shares and warrants. However, he disclaims beneficial ownership of such shares and warrants except to the extent of his pecuniary interest. Excluding all such shares as to which he disclaims beneficial ownership, Mr. Wickersham owns an aggregate of 367,470 shares, constituting 3.9% of the outstanding shares.

RELATED PARTY TRANSACTIONS

The table below summarizes option and/or warrant grants to our executive officers and directors during the year ended December 31, 2002, where the amount involved exceeds $60,000:

Officer, Directors and 5% Stockholders	Issue Date	Number of Shares Underlying Options	Exercise Price Per Share	Number of Shares Underlying Options Exercised to Date	Aggregate Purchase Price(1)
Ande Abbott (Director)	01/01/02	30,000(2)	$2	0	$ 63,600
In Baik Jeon (Director)	01/01/02	30,000(2)	$2	0	$ 63,600
Cary Fitchey (Director)	01/01/02	30,000(2)	$2	0	$ 63,600
John Fuller (Director)	01/01/02	30,000(2)	$2	0	$ 63,600
Douglas T. Watson (Chief Executive Officer and Director)	07/08/02	75,000(3)	$1	0	$ 100,500
	07/08/02	100,000(4)	$1	0	$ 134,000
Edmund Y. Sun (Chief Technology Officer and Director)	07/08/02	350,000(5)	$1	0	$ 469,000
Grant Jasmin (Director)	05/22/02	250,000(6)	$1	0	$ 445,000
Robert Baker (Chief Financial Officer)	07/30/02	99,625(7)	$1	0	$ 129,512

---

(1) Assumes full exercise of option to purchase all shares at the applicable exercise price.

(2) Represents an automatic option grant pursuant to the terms of DVS's 2002 Director Option Plan. The option vests at a rate of 25% every 6 months from the issue date. In addition, if the option is not assumed or substituted upon a change of control, the option will become fully vested and exercisable. In such event, the optionee will have thirty (30) days from the date of notice to exercise the option, and upon the expiration of such period the option will terminate.

(3) Represents an option grant under DVS's 2002 Stock Plan. The option vests at a rate of 1/24th per month over 2 years beginning on the issue date. In addition, if the option is not assumed or substituted upon a change of control, the option will become fully vested and exercisable. In such event, the optionee will have fifteen (15) days from the date of notice to exercise the option, and upon the expiration of such period the option will terminate.

(4) Represents a warrant to purchase 100,000 shares of DVS common stock. The warrant is fully vested and exercisable over 5 years from the issue date.

(5) Represents a warrant to purchase 350,000 shares of DVS common stock. The warrant is fully vested and exercisable over 5 years from the issue date.

(6) Represents a warrant to purchase 250,000 shares of DVS common stock exercisable over 5 years. 100,000 shares underlying the warrant vested on the issue date and the remaining 150,000 shares underlying the warrant vest at a rate of 1/24 per month beginning February 19, 2002. Warrants to purchase 200,000 shares of DVS common stock were cancelled following the resignation of Mr. Jasmin in June 2003.

(7) Represents an option grant under DVS's 2002 Stock Plan. 15,625 shares underlying the option vested on the issue date and the remaining 84,000 shares underlying the option will vest at a rate of 1/24th per month over 2 years beginning on the issue date. In addition, if the option is not assumed or substituted upon a change of control, the option will become fully vested and exercisable. In such event, the optionee will have fifteen (15) days from the date of notice to exercise the option, and upon the expiration of such period the option will terminate.

Pursuant to a loan transaction, DVS issued a series of unsecured demand notes in October 2001 to Meng Tek Ung, our former Vice President of Engineering, for an aggregate amount of $77,000 to be used for working capital. The principal amount of the note accrued interest at rate of 10% per annum. The note was fully repaid by DVS to Mr. Ung on February 20, 2002.

DVS and Oregon Power Lending Institution, a stockholder of DVS which formerly held more than 5% of DVS's outstanding common stock, entered into an Asset Purchase and Option Agreement dated September 30, 1999 whereby DVS agreed to sell the right, title and interest in certain digital video assets and an option to purchase 212,000 shares of DVS Korea common stock for a purchase price of $3,450,000. OPLI delivered the purchase price for the assets in the form of a promissory note, secured by the purchased assets and shares of capital stock of DVS held by OPLI. At December 31, 2001, the OPLI note receivable outstanding was at $1.9 million and was in default. Payment in arrears totaled $1.0 million. DVS provided OPLI with Notice of Default on October 2, 2002. OPLI failed to cure its default under the note within 10 days of the Notice. On October 17, 2002, the DVS gave Notice to OPLI declaring all amounts due under the promissory note. Certain shares of common stock of OPLI shareholders pledged are in our possession. At this time, we are considering further legal action against OPLI and its shareholders to recover all remaining claims including all legal costs incurred.

In November 2002, DVS entered into an exclusive licensing agreement with Jeecom, Inc. to develop, market, and sell its existing and future software products designed for the wireless mobile marketplace. DVS has agreed to a development fee of $250,000 payable to Jeecom, Inc. by April 30, 2003. Jeecom, Inc. was founded by Dr. Edmund Sun, DVS's Chief Technology Officer and member of DVS's Board of Directors. Dr. Sun holds a majority interest in Jeecom, Inc.

On October 29, 2002, DVS Korea Co., Ltd., a majority-owned subsidiary of DVS, agreed to loan DVS $500,000. The money was subsequently received on January 6, 2003. The loan is evidenced by a note payable due in six months at 10% interest per annum and is secured by the Company's common stock priced at the current market price on the date of default.

During the fiscal year ended December 31, 2002, the DVS issued approximately 30,000 shares of common stock to Grover Wickersham in transactions not involving any public offering. DVS received approximately $45,000 in proceeds from these transactions in the form of cash and the extinguishments of certain indebtedness.

Other than as disclosed in this proxy statement, since the beginning of the fiscal year ended December 31, 2002, there has not been any actual or proposed transaction or series of transactions to which DVS, or any of its subsidiaries, was or is a party in which the amount involved exceeded or exceeds $60,000 and in which any director, nominee for director, executive officer, holder of more than 5% of any class of the DVS common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 ("**Section 16(a)**") requires DVS's executive officers and directors, and persons who own more than ten percent of a registered class of DVS's equity securities ("**10% Stockholders**"), to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and the Nasdaq Stock Market. Such executive officers, directors and 10% Stockholders are also required by SEC rules to furnish DVS with copies of all Section 16(a) forms they file.

Based solely on its review of copies of such forms received, or written representations from certain reporting persons that no filings on Forms 5 were required for such persons, DVS believes that, during 2002, its executive officers, directors and 10% Stockholders complied with all applicable Section 16(a) filing requirements, except for Messrs. Baker, Fitchey, Sun and Watson, who each filed one (1) late report of ownership on Form 4 relating to options and/or warrants granted in August 2002.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

DVS's Compensation Committee is currently composed of Messrs. Abbott and Fuller. No interlocking relationship exists between any member of DVS's Compensation Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of DVS.

INDEPENDENT AUDITORS

The Board of Directors has selected Burr, Pilger & Mayer LLP as DVS's independent auditors to audit DVS's consolidated financial statements for the year ending December 31, 2003.

Burr, Pilger & Mayer LLP has audited DVS's financial statements since fiscal 2000. A representative of Burr, Pilger & Mayer LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Fee Disclosure

Audit Fees. The aggregate fees billed by Burr, Pilger & Mayer LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2002, for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and for SEC filings for those years was $408,000.

Audit-Related Fees. The aggregate fees billed by Burr, Pilger & Mayer LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and not reported under "Audit Fees" above was $28,000 in the fiscal year ended December 31, 2002.

Tax Fees. The aggregate fees billed by Burr, Pilger & Mayer LLP for tax compliance, tax advice, and tax planning was $24,000 in the fiscal years ended December 31, 2002.

All Other Fees. There were $6,700 billed by Burr, Pilger & Mayer LLP for products and services rendered to the Company for the fiscal year ended December 31, 2002, other than for services described above.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The primary role of the Audit Committee is to provide oversight and monitoring of DVS management and the independent auditors and their activities with respect to DVS's financial reporting process. The Board of Directors has determined that each member of the Audit Committee is "independent" as required by the listing standards of the Nasdaq Rules. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is included in this Proxy Statement as Appendix A. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management;

- discussed with Burr, Pilger & Mayer LLP, its independent auditors, the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect;

- received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect;

- considered whether the provision of non-audit services by Burr, Pilger & Mayer LLP is compatible with maintaining Burr, Pilger & Mayer LLP independence and has discussed with Burr, Pilger & Mayer LLP the auditors' independence.

Based upon the reports and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in DVS's Annual Report on Form 10-K for the year ended December 31, 2002.


AUDIT COMMITTEE OF THE BOARD OF
DIRECTORS

Ande Abbott
Cary Fitchey
John Fuller


REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee currently consists of Messrs. Fitchey and Jasmin. The Compensation Committee of the Board of Directors generally reviews and approves DVS's executive compensation policies, including the base salary levels and target incentives for our executive officers at the beginning of each year, and approves the performance objectives of the officers in their areas of responsibility. The Compensation Committee also administers DVS's stock plans, including the 1993 Stock Plan, 1996 Stock Plan, 1997 Employee Stock Purchase Plan, 1998 Stock Option Plan and 2002 Stock Plan. No member of the Compensation Committee is a former or current officer or employee of DVS or any of its subsidiaries.

Executive Officer Compensation Programs

The objectives of the executive officer compensation program are to attract, retain, motivate and reward key personnel who possess the necessary leadership and management skills, through competitive base salary, long-term incentive compensation in the form of stock options, and various benefits, including medical and life insurance plans. The executive compensation policies of the Compensation Committee are intended to combine competitive levels of compensation and rewards for above average performance and to align relative compensation with the achievements of key business objectives, optimal satisfaction of customers, and maximization of stockholder value. The Compensation Committee believes that stock ownership by management is beneficial in aligning management and stockholder interests, thereby enhancing stockholder value.

Base Salaries. Salaries for DVS's executive officers are determined primarily on the basis of the executive officer's responsibility, general salary practices of peer companies and the officer's individual qualifications and experience. The base salaries are reviewed annually and may be adjusted by the Compensation Committee in accordance with certain criteria which include individual performance, the functions performed by the executive officer, the scope of the executive officer's on-going duties, general changes in the compensation peer group in which DVS competes for executive talent, and DVS's financial performance generally. The weight given each such factor by the Compensation Committee may vary from individual to individual.

Stock Option Grants. Stock options may be granted to executive officers and other employees under the 2002 Stock Plan. Because of the direct relationship between the value of an option and the stock price, the Compensation Committee believes that options motivate executive officers to manage DVS in a manner that is consistent with stockholder interests. Stock option grants are intended to focus the attention of the recipient on DVS's long-term performance, which we believe results in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential. The principal factors considered in granting stock options to executive officers of DVS are prior performance, level of responsibility, other compensation and the executive officer's ability to influence DVS's long-term growth and profitability. However, the 2002 Stock Plan does not provide any quantitative method for weighing these factors, and a decision to grant an award is primarily based upon a subjective evaluation of the past as well as future anticipated performance.

Other Compensation Plans. DVS has adopted certain general employee benefit plans in which executive officers are permitted to participate on parity with other employees. DVS also provides a 401(k) deferred compensation plan.

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code ("**IRC**") disallows a deduction by DVS for compensation exceeding $1.0 million paid to certain executive officers, excluding, among other things, performance based compensation. Although, as a result of certain option exercises, compensation paid to certain executive officers has exceeded this limitation, applicable exemptions allow the deduction by DVS for such compensation. Because the compensation paid to other executive officers has not approached the limitation, the Compensation Committee has not had to use any of the available exemptions from the deduction limit with regard to such officers' compensation. The Compensation Committee remains aware of the IRC Section 162(m) limitations, and the available exemptions, and will address the issue of deductibility when and if circumstances continue to warrant the use of such exemptions.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Mr. Watson's base salary for the year ended December 31, 2002 was **$120,000**. Mr. Watson's base salary was established in part by comparing the base salaries of chief executive officers at other companies of similar size. Mr. Watson received a warrant to purchase 100,000 shares of DVS common stock and an option to purchase 75,000 shares of DVS common stock in the year ended December 31, 2002. Mr. Watson did not receive a bonus for the year ended December 31, 2002.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Ande Abbott
John Fuller

The following graph compares the cumulative total return to stockholders on DVS common stock, the Nasdaq Composite Index and the Nasdaq Computer Index. The graph assumes that $100 was invested on December 31, 1997 in DVS common stock and in each of the indices discussed above, including reinvestment of dividends. No dividends have been declared or paid on DVS common stock. Note that historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 67 MONTH CUMULATIVE TOTAL RETURN*
AMONG DIGITAL VIDEO SYSTEMS INC., THE NASDAQ COMPOSITE INDEX AND THE NASDAQ
COMPUTER INDEX



	1996	1997	1998	1999	2000	2001	2002
Digital Video Systems	$ 100	$ 26	$ 15	$ 21	$ 6	$ 9	$ 5
Nasdaq Composite Index	$ 100	$ 122	$ 140	$ 186	$ 61	$ 79	$ 55
Nasdaq Computer Index	$ 100	$ 119	$ 183	$ 205	$ 56	$ 75	$ 48

*   Assumes $100 invested on May 14, 1996 (the date of DVS's initial public offering) and the reinvestment of dividends. Fiscal year ending December 31.

THE INFORMATION CONTAINED IN THE STOCK PERFORMANCE GRAPH SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE FILED WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY FUTURE FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT DVS SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares as DVS may recommend.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to execute and return, at your earliest convenience, the enclosed proxy card in the envelope which has been enclosed.

THE BOARD OF DIRECTORS

Palo Alto, California
November 17, 2003

CHARTER FOR THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF

DIGITAL VIDEO SYSTEMS, INC.

Purpose

The purpose of the Audit Committee of the Board of Directors of Digital Video Systems, Inc. (the "Company") shall be:

- to provide oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process;

- to provide the Company's Board of Directors with the results of its monitoring and recommendations derived therefrom;

- to outline to the Board improvements made, or to be made, in internal accounting controls;

- to nominate to the Board of Directors independent auditors to audit the Company's financial statements and oversee the activities and independence of the auditors; and

- to provide to the Board of Directors such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors.

The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

Membership

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors and will consist of at least three members of the Board of Directors. The members will meet the following criteria:

1.   Each member will be an independent director, in accordance with the Nasdaq National Market Audit Committee requirements;

2.   Each member will be able to read and understand fundamental financial statements, in accordance with the Nasdaq National Market Audit Committee requirements; and

3.   At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

Responsibilities

The responsibilities of the Audit Committee shall include:

- providing oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's financial reporting process;

- recommending the selection and, where appropriate, replacement of the independent auditors to the Board of Directors;

- reviewing fee arrangements with the independent auditors;

- reviewing the independent auditors' proposed audit scope, approach and independence;

- reviewing the performance of the independent auditors, who shall be accountable to the Board of Directors and the Audit Committee;

- requesting from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independent Standards Board Standard No. 1, and engaging in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors;

- directing the Company's independent auditors to review before filing with the SEC the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

- discussing with the Company's independent auditors the matters required to be discussed by Statement on Accounting Standard No. 61, as it may be modified or supplemented;

- reviewing with management, before release, the audited financial statements and Management's Discussion and Analysis in the Company's Annual Report on Form 10-K;

- providing a report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulation S-K and Item 7(e) (3) of Schedule 14A;

- reviewing the Audit Committee's own structure, processes and membership requirements;

- reviewing on a continuing basis the adequacy of the Company's system of internal controls;

- conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

- reviewing management's monitoring of compliance with the Company's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

- reviewing, in conjunction with counsel, when necessary, any legal matters that could have a significant impact on the Company's financial statements;

- providing oversight and review of the Company's investment policies;

- if necessary, instituting special investigations and, if appropriate, hiring special counsel or experts to assist;

- reviewing related party transactions for potential conflicts of interest; and

- performing such other duties as may be requested by the Board of Directors.

Meetings

The Audit Committee will meet at least quarterly. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately with the independent auditors as well as members of the Company's management as it deems appropriate in order to review the financial controls of the Company.

The Audit committee is authorized, by majority vote or unanimous written consent of its members, to adopt its own rules of procedure, including the formalities of calling, noticing and holding meetings and for the taking of action of the Audit Committee by vote at any such meeting or by unanimous written consent of the members thereof, and that unless and until any such procedures are formally adopted by the Audit Committee, the procedures with respect to calling, noticing and holding meetings of the Audit Committee and conducting business of the Audit Committee shall be the same as those provided in the Bylaws of the Company with respect to calling, noticing and holding meetings of and taking action by the Board of Directors.

Minute

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

Reports

Apart from the report prepared pursuant to Item 306 of Regulation S-K and Item 7(e) (3) of Schedule 14A, the Audit Committee will summarize its examinations and recommendations to the Board in written form from time to time as may be appropriate, consistent with the Committee's charter.

APPENDIX B

PROXY

DIGITAL VIDEO SYSTEMS, INC.

ANNUAL MEETING OF STOCKHOLDERS, DECEMBER 19, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS OF DIGITAL VIDEO SYSTEMS, INC.

PROXY - The undersigned stockholder of Digital Video Systems, Inc., a Delaware corporation, hereby acknowledges receipt of the 2002 Annual Report to Stockholders and the Notice of Annual Meeting of Stockholders and the Proxy Statement, each dated November 17, 2003, for the Annual Meeting of Stockholders of Digital Video Systems, Inc. to be held on December 19, 2003 at 2:00 p.m., local time at the offices of Burr, Pilger & Mayer LLP, located at 600 California Street, Suite 1300, San Francisco, California 94108 and revoking all prior proxies, hereby appoints Douglas T. Watson and Robert Baker, and each of them, as proxies and attorneys-in-fact, each with full power of substitution, and to represent and to vote, as designated on the reverse side, all shares of Common Stock of Digital Video Systems, Inc. held on record by the undersigned on November 17, 2003 at the Annual Meeting to be held on December 19, 2003 or any postponement or adjournment thereof.

The Board of Directors recommends a vote FOR the election of directors.

SEE REVERSE SIDE

Please mark votes as in this example [X]

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS AND FOR ANY PROPOSALS IN ITEM 2.

1. Election of all nominees listed below to the Board of Directors to serve until the next Annual Meeting and until their successors have been duly elected and qualified, except as noted (write the names, if any, of nominees for whom you withhold authority to vote).

    NOMINEES: Douglas Watson, Dr. Edmund Y. Sun, John Fuller, Pratap K. Kondamoori, Grover Wickersham and Venkatapathi N. Rayapati

    ☐   FOR ALL NOMINEES

    ☐   WITHHELD FROM ALL NOMINEES

    ☐   _____

         For all nominees except as noted above

2. In their discretion, the proxies and attorneys-in-fact are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

☐ Mark here for address change and note below

(This Proxy should be dated, signed by the stockholder(s) exactly as his or her name(s) appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate.)

Signature: _____   Date: _____

Signature: _____   Date: _____